Exhibit 99.1

ADECOAGRO APPOINTS JIM ANDERSON TO BOARD OF DIRECTORS

Luxembourg, December 29, 2016 - ADECOAGRO S.A. (NYSE:AGRO), a leading agro-industrial company in South America, announced today that Jim Anderson, former Chief Executive Officer of Gavilon Group, has been appointed to the company’s Board of Directors, effective December 22, 2016.

“Jim brings over 30 years of executive leadership experience throughout the agribusiness sector. We look forward to benefitting from his valuable perspective and counsel as our business continues to grow,” said Mariano Bosch, Chief Executive Officer.

Mr. Anderson will fill the vacancy left following Dwight Anderson’s decision to step down from the Board of Directors after almost 3 years.

“On behalf of the Board and senior management team, I would like to thank Dwight for his leadership and commitment throughout his tenure. We wish him success in his future endeavors,”  said Mariano Bosch.

About Jim Anderson

Mr. Anderson currently serves as board member of Green Plains Inc, a vertically integrated ethanol producer based in Omaha, Nebraska . Mr. Anderson served as Chief Executive Officer & President of The Gavilon Group, a leading commodity management firm from October 2015 to February 2016, and previously as Chief Operating Officer Agriculture and COO Fertilizer since March 2010. Mr. Anderson also served United Malt Holdings (“UMH”), a producer of malt for use in the brewing and distilling industries, as Chief Executive Officer and member of the board of directors from September 2006 to February 2010. Prior to that, beginning in April 2003, he served as Chief Operating Officer / Executive Vice President of CT Malt, a joint venture between ConAgra Foods and Tiger Brands of South Africa. Mr. Anderson’s experience in the agricultural processing and trading business includes serving as Senior Vice President and then President of ConAgra Grain Companies. His career also includes lead trading positions with Ferruzzi USA and as an Operations Manager for Pillsbury Company. Mr. Anderson has a Bachelor of Arts degree with a Finance emphasis from the University of Wisconsin Platteville.

About Adecoagro

Adecoagro is a leading agricultural company in South America. Adecoagro owns over 247 thousand hectares of farmland and several industrial facilities spread across the most productive regions of Argentina, Brazil and Uruguay, where it produces over 1.7 million tons of agricultural products including sugar, ethanol, bio-electricity, corn, wheat, soybeans, white rice, and dairy products, among others.

For further information please contact:

Investor Relations:

Hernan Walker

ir@adecoagro.com

+5411 4836 8651